[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 8, 2020

Lisa N. Larkin

U.S. Securities and Exchange Commission

Division of Investment Management –

Disclosure Review and Accounting Office

100 F Street NE

Washington DC 20549

RE:	Nuveen Investment Funds, Inc. (File No. 811-05309)
Nuveen Investment Trust (File No. 811-07619)
Nuveen Investment Trust II (File No. 811-08333)
Nuveen Investment Trust III (File No. 811-09037)
Nuveen Investment Trust V (File No. 811-21979) (each a “Registrant”)
Preliminary Proxy Statement, filed August 24, 2020

Dear Ms. Larkin:

Thank you for your telephonic comments received September 1, 2020 regarding the preliminary proxy statement of Nuveen Investment Funds, Inc. and the preliminary joint proxy statement of Nuveen Investment Trust, Nuveen Investment Trust II, Nuveen Investment Trust III and Nuveen Investment Trust V (each a “Preliminary Proxy Statement”), each filed on August 24, 2020 pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940. Your comments, as we understand them, and responses thereto are set forth below on behalf of the Registrants. Capitalized terms not defined herein have the definitions set forth in the Preliminary Proxy Statements. Changes will be reflected in the definitive proxy statements to be filed by the Registrants.

Comments Applicable to Both Proxy Statements

Comment 1:	Please confirm that the Series and Class ID codes are correct in each filing. For example, we observed that some funds have obtained Series and Class ID codes for Class B shares and Class T shares, however, those codes were not reflected in the proxy filings.

Response:	The Registrants have reviewed the Series and Class ID codes and confirm that each Series and Class being solicited will be reflected in the filing of the definitive proxy statement. Specifically, we note that while some funds have Class ID codes for Class B shares and Class T shares, shares of such classes are not currently offered and no shares of such classes are outstanding.

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Comment 2:	We note that the shareholder meeting will be held as a virtual meeting. Please be aware that the staff of the Division of Corporation Finance and the Division of Investment Management have provided guidance for conducting virtual shareholder meetings.

Response:	The Registrants have considered the guidance regarding virtual shareholder meetings provided by the staff of the Division of Corporation Finance and the Division of Investment Management.

Comment 3:	Under the heading “Proposal 1: Election of Board Members—Shareholder Approval,” please revise disclosure to explain the word “plurality.”

Response:	The Registrants have revised disclosure as requested to explain that plurality means the ten persons receiving the highest number of affirmative votes cast.

Comment 4:	In the Appendix listing shareholders who own more than 5% of any class of shares for each Fund, if there are any controlling shareholders please include a definition of controlling shareholder.

Response:	The Registrants will include the requested definition if applicable.

Comments Applicable to Nuveen Investment Trust Joint Proxy Only

Comment 5:	Under the heading “Proposal 2: Revision to Fundamental Investment Policy--Proposed Revision to Fundamental Policy Related to Industry Concentration--Proposed Fundamental Investment Policy,” please revise the proposed fundamental investment policy to refer to “a particular industry or group of industries.”

Response:	Nuveen NWQ Flexible Income Fund proposes to adopt a fundamental investment policy that the Fund “will not concentrate its investments in a particular industry.” The phrasing of this policy is consistent with other series of the Registrant of which it is a part and other funds in the Nuveen fund complex which are not concentrated and has been approved by the Board of Trustees of the Registrant. Maintaining this consistency will benefit shareholders by reducing the burden associated with administering multiple formulations of the same policy. The Registrant also respectfully submits that such wording is not inconsistent with Item 9 of Form N-1A or Section 13(a) of the Investment Company Act of 1940. While Form N-1A permits a fund to express a policy to concentrate with respect to either a particular industry or group of industries, it is disjunctive and does not mandate this particular formulation by a non-concentrated fund. The Registrant respectfully submits that this is evidenced by the many funds throughout the industry that express their non-concentration policy using substantially identical phrasing as that proposed for the Fund.

Comment 6:	Under the heading “Proposal 2: Revision to Fundamental Investment Policy,” we note that the Fund was just above the 25% threshold for concentrated status in 2019. Please explain supplementally the causes of this, i.e., was it a portfolio management decision or the result of market developments? Please also supplementally provide the Fund’s exposure to financial services companies as of June 30, 2020.

Response:	The Fund commenced operations in 2009 as the Nuveen NWQ Preferred Securities Fund with a policy to invest at least 80% of its net assets in preferred securities. Consistent with that investment policy, the Fund adopted a fundamental investment policy to concentrate in securities of financial services companies, as financial services companies were a significant issuer of preferred securities. In 2012, the Fund repositioned its investment strategy to its current flexible income strategy, pursuant to which the Fund invests at least 80% of its net assets in income producing securities. Under this broader investment mandate, the portfolio management team reduced exposure to financial services companies over time, as shown in the chart included in the Preliminary Proxy Statement. The portfolio management team gradually had taken on a more defensive stance in the Fund’s portfolio since the end of 2018. Over this time period, the portfolio management team reduced the portfolio’s allocation to equities and high yield bonds while increasing exposure to investment grade bonds. Based on these portfolio management decisions, exposure to financial services companies was further reduced while maintaining compliance with the Fund’s policy to concentrate in financial services.

In March 2020, in response to the COVID-19 pandemic and the resulting impacts on the U.S. economy and financial markets, the Fund began making temporary defensive investments, consistent with disclosure in its prospectus and statement of additional information permitting such temporary defensive investments. In light of the portfolio management team’s risk assessments with respect to the financial services industry in the wake of the COVID-19 pandemic, the Fund reduced its allocation to financial services companies to fund these temporary defensive investments. As of June 30, 2020, 20.8% of the Fund’s assets were invested in securities of financial services companies. In general, during this temporary defensive period, the Fund has maintained financial services company exposure to larger, more well-capitalized banks, focusing on securities that are more senior in the capital structure and thus may be subject to less credit risk.

Comments Applicable to Nuveen Investment Funds, Inc. Proxy Only

Comment 7:	Under the heading “Proposal 2: Revision to Fundamental Investment Policy” please further explain the rationale for changing from non-concentrated to concentrated. Do references to underweighting the index suggest that the Fund employs a portfolio management strategy to track the stated index?

Response:	The S&P Global Infrastructure Index is the Fund’s benchmark index, and is a widely accepted metric for the infrastructure sector in which the Fund invests. The Fund does not employ a strategy of tracking the index. The Registrant has revised disclosure to clarify that the rationale for changing from non-concentrated to concentrated is to facilitate the implementation of the Fund’s investment strategy within the infrastructure sector and enable the Fund’s portfolio management team to better express their convictions within the sector. Furthermore, the Fund has revised disclosure to avoid potential inferences that the Fund tracks the index as follows: “From time to time, certain infrastructure industries may represent more than 25% of the infrastructure sector, as represented by the Fund’s benchmark, the S&P Global Infrastructure Index. As a result the Fund’s industry concentration policy may require underweighting the largest industries within the sector, as represented by the benchmark, and limit the investment team’s ability to express industry-specific conviction.”

Comment 8:	Under the heading “Proposal 2: Revision to Fundamental Investment Policy” please provide further supplemental explanation of what the Fund will do if the approval of the concentration policy is not obtained.

Response:	As stated in the Preliminary Proxy Statement, if approval of the revised concentration policy is not obtained, the current fundamental investment policy will remain in effect. The Fund’s portfolio management team will continue to manage the Fund in accordance with its policy to invest, under normal market conditions, at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in equity securities issued by U.S. and non-U.S. infrastructure-related companies, subject to the limitations of the Fund’s concentration policy.

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Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	Christopher Rohrbacher, Nuveen Fund Advisors, LLC